SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         (Amendment #1)

                    PHOENIX TECHNOLOGIES LTD.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           719153-10-8
                         (CUSIP Number)

                      F. Thomas Dunlap, Jr.
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
         (Name, Address, and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 15, 1996
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. NAME OF REPORTING PERSON                                 Intel
   S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE   Corporation
   PERSON                                              94-1672743

2. CHECK  THE  APPROPRIATE BOX IF  A  MEMBER  OF  A      (a) [  ]
   GROUP                                                 (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS                                             WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS          [  ]
   REQUIRED PURSUANT TO ITEM2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

NUMBER OF      7. SOLE VOTING POWER                     1,109,764
SHARES
BENEFICIALLY   8. SHARED VOTING POWER                         N/A
OWNED BY
EACH           9. SOLE DISPOSITIVE POWER                1,109,764
REPORTING
PERSON WITH  10.  SHARED DISPOSITIVE POWER          N/A

11  AGGREGATE  AMOUNT BENEFICIALLY  OWNED  BY  EACH     1,109,764
 .   REPORTING PERSON

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW  (11)           [X]
 .   EXCLUDES CERTAIN SHARES

13  PERCENT  OF  CLASS REPRESENTED BY AMOUNT  INROW          7/2%
 .   (11)

14  TYPE OF REPORTING PERSON                                   CO
 .

Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on February 26, 1996, with respect to the Common Stock of Phoenix Technologies Ltd. ("Phoenix" or the "Issuer").

Item 2.   Identity and Background.

      (a)Name of Person Filing:  Intel Corporation

          The   executive   officers  and  directors   of   Intel
          Corporation are set forth on Appendix A hereto.

      (b)Principal   Business:   Manufacturer  of   microcomputer
          components, modules and systems.

      (c)Address of Principal Business and Principal Office:

          2200 Mission College Boulevard
          Santa Clara, CA 95052-8119

      (d)Criminal Proceedings:

          During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

      (e)Civil Proceedings:

          During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (f)State of Incorporation:  Delaware

Item 4.   Purpose of the Transaction.

On February 15, 1996, the Reporting Person acquired 894,971 shares of Common Stock of the Issuer and a warrant (the "Warrant") to purchase up to 1,073,965 additional shares of Common Stock of the Issuer. The shares and Warrant were acquired as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer will become a principal supplier of certain system-level software for certain products of the Reporting Person. The shares of Common Stock subject to the Warrant vest and become exercisable over a period of five years, pursuant to a schedule set forth in the Warrant. On December 15, 1996, the Reporting Person will have the right to acquire 214,793 shares of Common Stock of the Issuer pursuant to the Warrant. The exercise price for the shares increases each year that the Warrant is in effect, pursuant to a schedule set forth in the Warrant. The Warrant expires on April 30, 2001.

Item 5.   Interests in Securities of the Issuer.

      (a)Number  of Shares Beneficially Owned:  1,109,764  shares
          (of which 214,793 shares are issuable upon exercise of the Warrant by the Reporting Person)*

          Percent of Class: 7.2% (based upon 15,369,352 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 1996)*

      (b)Sole  Power  to Vote, Direct the Vote of, or Dispose  of
          Shares:  1,109,764 shares*

      (c)Recent Transactions:

          On December 15, 1996, the Reporting Person will have the right to acquire an additional 214,793 shares of Common Stock of the Issuer pursuant to the Warrant.

      (d)Rights with Respect to Dividends or Sales Proceeds: N/A

      (e)Date  of Cessation of Five Percent Beneficial Ownership:
          N/A



________________________

*Does not include 859,172 additional shares of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant. Such shares are not beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person does not have a right to acquire such shares within the next 60 days.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 28, 1996.

                                 INTEL CORPORATION

                            By:  /s/F. Thomas Dunlap, Jr.
                                 F. Thomas Dunlap, Jr.
                                 Vice President, General
                                 Counsel and Secretary

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens.

Name:                            Craig R. Barrett

Business Address:                2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Principal Occupation:            Executive Vice President and
                                 Chief Operating Officer of
                                 Intel Corporation

Name, principal business and     Intel Corporation, a
address of corporation or        manufacturer of microcomputer
other organization on which      components, modules and
employment is conducted:         systems
                                 2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Name:                            Winston H. Chen

Business Address:                Paramitas Foundation
                                 3945 Freedom Circle, Suite 760
                                 Santa Clara, CA 95054

Principal Occupation:            Chairman of Paramitas
                                 Foundation

Name, principal business and     Paramitas Foundation, a
address of corporation or        charitable foundation
other organization on which      3945 Freedom Circle, Suite 760
employment is conducted:         Santa Clara, CA 95054

Name:                            Andrew S. Grove

Business Address:                2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Principal Occupation:            President and Chief Executive
                                 Officer of Intel Corporation

Name, principal business and     Intel Corporation, a
address of corporation or        manufacturer of microcomputer
other organization on which      components, modules and
employment is conducted:         systems
                                 2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Name:                            D. James Guzy

Business Address:                295 North Bernardo
                                 Mountain View, CA 94043

Principal Occupation:            Chairman of The Arbor Company

Name, principal business and     The Arbor Company, a limited
address of corporation or        partnership engaged in the
other organization on which      electronics and computer
employment is conducted:         industry
                                 295 North Bernardo
                                 Mountain View, CA 94043

Name:                            Gordon E. Moore

Business Address:                2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Principal Occupation:            Chairman of the Board of Intel
                                 Corporation

Name, principal business and     Intel Corporation, a
address of corporation or        manufacturer of microcomputer
other organization on which      components, modules and
employment is conducted:         systems
                                 2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Name:                            Max Palevsky

Business Address:                924 Westwood Boulevard
                                 Suite 700
                                 Los Angeles CA 90024

Principal Occupation:            Industrialist

Name, principal business and     Self-employed.
address of corporation or
other organization on which
employment is conducted:

Name:                            Arthur Rock

Business Address:                One Maritime Plaza, Suite 1220
                                 San Francisco, CA 94111

Principal Occupation:            Venture Capitalist

Name, principal business and     Arthur Rock and Company, a
address of corporation or        venture capital firm
other organization on which      One Maritime Plaza, Suite 1220
employment is conducted:         San Francisco, CA 94111

Name:                            Jane E. Shaw

Business Address:                c/o Intel Corporation
                                 2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Principal Occupation:            Founder of the Stable Network,
                                 a biopharmaceutical consulting
                                 company

Name, principal business and     c/o Intel Corporation
address of corporation or        2200 Mission College Boulevard
other organization on which      Santa Clara, CA 95052
employment is conducted:

Name:                            Leslie L. Vadasz

Business Address:                2200 Mission College
                                 Boulevard,
                                 Santa Clara, CA 95052

Principal Occupation:            Senior Vice President,
                                 Director, Corporate Business
                                 Development, Intel Corporation

Name, principal business and     Intel Corporation, a
address of corporation or        manufacturer of microcomputer
other organization on which      components, modules and
employment is conducted:         systems
                                 2200 Mission College Boulevard
                                 Santa Clara, CA 95052

Name:                            David B. Yoffie

Business Address:                Harvard Business School,
                                 Soldiers Field Park 1-411,
                                 Boston, MA 92163

Principal Occupation:            Max and Doris Starr, Professor
                                 of International Business
                                 Administration

Name, principal business and     Harvard Business School, an
address of corporation or        educational institution,
other organization on which      Harvard Business School,
employment is conducted:         Soldiers Field Park 1-411
                                 Boston, MA 92163

Name:                            Charles E. Young

Business Address:                405 Hilgard Avenue
                                 Los Angeles, CA 90024

Principal Occupation:            Chancellor

Name, principal business and     University of California at
address of corporation or        Los Angeles, an educational
other organization on which      institution
employment is conducted:         405 Hilgard Avenue
                                 Los Angeles, CA 90024

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95952-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:     Frank C. Gill
Title:    Executive Vice President; General Manager, Intel
          Products Group
Address:  5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
          6497

Name:     Paul S. Otellini
Title:    Executive Vice President; Director, Sales

Name:     Gerhard S. Parker
Title:    Executive Vice President, General Manager,
          Technology and Manufacturing Group

Name:     G. Carl Everett, Jr.
Title:    Senior Vice President; General Manager, Desktop
          Products Group

Name:     David L. House
Title:    Senior Vice President; General Manager, Enterprise
          Server Group

Name:     Ronald J. Whittier
Title:    Senior Vice President; General Manager, Content
          Group

Name:     Albert Y. C. Yu
Title:    Senior Vice President; General Manager,
          Microprocessor Products Group

Name:     Michael A. Aymar
Title:    Vice President; General Manager, Desktop Products
          Group

Name:     Andy D. Bryant
Title:    Vice President and Chief Financial Officer

Name:     F. Thomas Dunlap
Title:    Vice President; General Counsel and Secretary

Name:     Stephen P. Nachtsheim
Title:    Vice President; General Manager, Mobile/Handheld
          Products Group

Name:     Ronald J. Smith
Title:    Vice President; General Manager, Semiconductor
          Products Group
Address:  5000 W. Chandler Boulevard, Chandler, Arizona 85226-
          3699